UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amplify Snack Brands, Inc.

(Name of Subject Company)

Amplify Snack Brands, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number of Class of Securities)

Thomas C. Ennis

President and Chief Executive Officer

500 West 5th Street, Suite 900

Austin, Texas 78701

(512) 600-9893

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Bradley C. Weber, Esq.

James A. Matarese, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, California 94025

(650) 752-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Amplify Snack Brands, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”). The address of the Company’s principal executive office is 500 West 5th Street, Suite 900, Austin, Texas 78701. The telephone number of the Company’s principal executive office is (512) 600-9893.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of December 15, 2017, there were 76,739,908 Shares issued and outstanding (including 1,271,288 unvested shares of Company restricted stock).

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is https://amplifysnackbrands.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Alphabet Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”), a wholly owned subsidiary of The Hershey Company, a Delaware corporation (“Hershey”), to acquire all of the issued and outstanding Shares at a price per Share equal to $12.00, net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Hershey and Acquisition Sub with the U.S. Securities and Exchange Commission (“SEC”) on January 2, 2018, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 2, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 17, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Hershey and Acquisition Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, titled “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement” of the Offer to Purchase. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Acquisition Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Hershey, Acquisition Sub, or any other direct or indirect wholly owned subsidiary of Hershey and (iii) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time, will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding. Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the Effective Time, each Share issued and then-outstanding (other than (i) Shares held by the Company, Hershey or Acquisition Sub (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) and (ii) Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be canceled and converted automatically into the right to receive the Offer Price, without interest thereon and subject to any required holding of taxes (the “Merger Consideration”). As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly-owned by Hershey.

Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on January 2, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of January 30, 2018, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Hershey has formed Acquisition Sub for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Acquisition Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Acquisition Sub as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Hershey and Acquisition Sub are 100 Crystal A Drive, Hershey, PA 17033.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Hershey, Acquisition Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Hershey and Acquisition Sub.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Hershey and Acquisition Sub in relation to the Offer, the Merger, and the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Hershey or Acquisition Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the

Company, Hershey or Acquisition Sub, in the Company’s or Hershey’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Hershey and Acquisition Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Hershey and Acquisition Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Hershey or Acquisition Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Hershey or Acquisition Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing summary of the Merger Agreement is contained in Section 11 titled “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Hershey and the Company entered into a confidential disclosure agreement with an effective date of January 23, 2017 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Hershey and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving the Company and/or its stockholders, will not be disclosed or used for any other purpose.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Support Agreements

Concurrent with the execution and delivery of the Merger Agreement, on December 17, 2017, each director, certain executive officers of the Company and certain affiliates of TA Associates Management, L.P. (“TA Associates”) entered into support agreements (the “Support Agreements”) with Hershey and Acquisition Sub, pursuant to which each such director, executive officer and significant stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. Shares held by these directors, executive officers and significant stockholders represent, in the aggregate, approximately 57% (including equity awards held by directors and officers of the Company) of the Shares outstanding on the date of the Merger Agreement. This summary description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit 99.1 to the Company’s Form 8-K (File No. 001-37530) filed December 18, 2017, and is incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, except as described in the Offer to Purchase, neither Acquisition Sub nor Hershey, or to the knowledge of Acquisition Sub nor, Hershey, any of the persons listed in Schedule A to the Offer to Purchase, or any associate or majority-owned subsidiary of Acquisition Sub or Hershey, or any of the persons listed in Schedule A to the Offer to Purchase, beneficially owns any equity security of the Company, and neither Acquisition Sub nor Hershey, nor, to the knowledge of Acquisition Sub and Hershey, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Arrangements with the Company’s Directors and Executive Officers in the Merger

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “—Background of the Transactions; Reasons for the Recommendation of the Board” you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Tom Ennis	President, Chief Executive Officer and Director
Gregory Christenson	Executive Vice President and Chief Financial Officer
Brian Goldberg	Chief Strategy Officer and Executive Vice President, Corporate Development
Craig Shiesley	Chief Operating Officer and President, North America

Effect of the Offer and the Merger Agreement on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 15, 2017, the executive officers and directors of the Company owned, in the aggregate, 8,476,609 Shares (which, for clarity, excludes Shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units and also excludes shares of Company restricted stock).

The following table sets forth (i) the number of Shares beneficially owned as of December 15, 2017, by each of our executive officers and directors (which, for clarity, excludes Shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units and also excludes shares of Company restricted stock) and (ii) the aggregate cash consideration that would be payable for such Shares, based on an Offer Price of $12.00 per Share.

	Number of Shares (#)		Cash Value of Shares ($)
Executives
Tom Ennis	2,269,824		27,237,888
Gregory Christenson	—		—
Brian Goldberg	908,686		10,904,232
Craig Shiesley	—		—

Directors
Jeffrey Barber	55,742	*	668,904
William Christ II	52,535	**	630,420
Benedict Clarke	—		—
Chris Elshaw	69,031		828,372
Andrew Friedman	2,564,323		30,771,876
John Haley	73,633		883,596
Dawn Hudson	169,612		2,035,344
Pamela Netzky	2,313,223		27,758,676
All of our directors and executive officers as a group (12 persons)	8,476,609		$101,719,308

*	TA Investors IV L.P. beneficially owns 650,017 Shares of which Mr. Barber has an economic interest in 55,742 Shares.
**	TA Investors IV L.P. beneficially owns 650,017 Shares of which Mr. Christ has an economic interest in 52,535 Shares.

Effect of the Offer and the Merger Agreement on Company Compensatory Awards

At the Effective Time and consistent with the terms of the Company’s 2015 Stock Option and Incentive Plan (the “Company Equity Incentive Plan”), a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference, each Company stock option, share of Company restricted stock and Company restricted stock unit (collectively, the “Company Compensatory Awards” and each, a “Company Compensatory Award”), whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and extinguished and, in exchange therefor, each former holder of any such Company Compensatory Award will receive an amount in cash equal to the product of (i) the aggregate number of Shares subject to each such Company Compensatory Award immediately prior to the Effective Time and (ii)(A) the Offer Price less (B) any per share exercise price or purchase price of such Company Compensatory Award immediately prior to such cancellation; provided, that such amount will be less any applicable withholding taxes; provided further, that any Company options with an exercise price equal to or greater than the Offer Price will be cancelled for no consideration.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her Company Compensatory Awards, see the section entitled “—Quantification of Cash Out of Company Compensatory Awards” below.

Severance and Change in Control Provisions of Employment Arrangements

The Company has previously entered into an employment agreement with Mr. Ennis (the “Ennis Employment Agreement”), effective as of the closing of the Company’s initial public offering (the “IPO”); with

Mr. Goldberg (the “Goldberg Employment Agreement”), effective as of the closing of the IPO; with Mr. Christenson, dated July 31, 2017 and as amended September 11, 2017 (the “Christenson Employment Agreement”); and with Mr. Shiesley, dated August 14, 2017 and as amended September 11, 2017 (the “Shiesley Employment Agreement” and together with the Ennis Employment Agreement, the Goldberg Employment Agreement and the Christenson Employment Agreement, the “Employment Agreements”). Copies of the Employment Agreements are filed as Exhibits (e)(5), (e)(6), (e)(7) and (e)(8) to this Schedule 14D-9 and are incorporated herein by reference. The Employments Agreements are substantially similar to each other and provide for at-will employment for an unspecified term. The Employment Agreements set forth each applicable executive officer’s initial annual base salary, initial annual target bonus opportunity, initial and annual equity grants (for Messrs. Christenson and Shiesley), signing and/or retention bonuses (if any), eligibility to participate in the Company’s benefit plans generally and reimbursements of up to $1,100 per month for automobile-related expenses and mobile telephone charges.

Involuntary Termination of Employment Not in Connection with a Change in Control

Pursuant to the Employment Agreements, in the event an executive officer is terminated by the Company without “Cause” (as defined in the applicable Employment Agreement) or resigns for “Good Reason” (as defined in the applicable Employment Agreement), in each case subject to the delivery of a fully effective release of claims and continued compliance with applicable restrictive covenants, the applicable executive officer will be entitled to (i) a cash severance payment equal to 100% of his annual base salary (payable in 12 equal installments); and (ii) if the executive officer was participating in the Company’s group health plan immediately prior to the date of termination, up to 12 monthly cash payments with each monthly cash payment equal to the monthly employer contribution that the Company would have made to provide health insurance for the executive officer if he had remained employed by the Company.

Involuntary Termination of Employment in Connection with a Change in Control

Pursuant to the Employment Agreements, in the event an executive officer is terminated by the Company without Cause or resigns for Good Reason, in each case within 24 months following a “Change in Control” (as defined in the applicable Employment Agreement), subject to the delivery of a fully effective release of claims and continued compliance with applicable restrictive covenants, the applicable executive officer will not be entitled to the severance benefits described above, but will instead be entitled to the following: (i) a cash severance payment equal to 200% of his annual base salary (payable in 24 equal installments), (ii) if the executive officer was participating in the Company’s group health plan immediately prior to the date of termination, up to 24 monthly cash payments with each monthly cash payment equal to the monthly employer contribution that the Company would have made to provide health insurance for the executive officer if he had remained employed by the Company; and (iii) full accelerated vesting of all outstanding and unvested equity awards of the Company held by the executive officer at the time of such termination. The Transactions will constitute a Change in Control under the Employment Agreements.

In addition, the Employment Agreements provide that in the event of a Change in Control where the parties thereto do not provide for the assumption, continuation or substitution of equity awards of the Company, any and all outstanding and unvested equity awards held by the applicable executive officer with vesting, conditions or restrictions that are solely time-based will become fully vested as of the effective time of the Change in Control.

Each of the Employment Agreements contains a “best after-tax benefit” provision, which provides that, to the extent that any amounts payable to an executive officer would be subject to the federal tax levied on certain “excess parachute payments” under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company will either pay the executive officer the full amount due or, alternatively, reduce his payments under the respective Employment Agreement to the extent that no Code Section 4999 excise tax would be due, whichever provides the highest net after-tax benefit to the executive officer.

In consideration of the payments and benefits to be received under the Employment Agreements, each such agreement contains customary restrictive covenants including perpetual confidentiality and nondisclosure, assignment of intellectual property work product and 18-month post-termination noncompetition and non-solicitation of employees, independent contractors and customers covenants.

For an estimate of the value of the payments and benefits described above that would become payable under the Merger Agreement, the Company Equity Incentive Plan in connection with the Merger and under the Employment Agreements upon the occurrence of a termination of an executive officer by the Company without Cause or a termination by the executive officer for Good Reason, in each case within 24 months following the Effective Time, see the section entitled “—Golden Parachute Compensation” and the assumptions set forth under that subheading, below.

Acceleration of Payment of Christenson Retention Award

Pursuant to the Christenson Employment Agreement, Mr. Christenson would have been entitled to receive a one-time retention bonus equal to one hundred thousand dollars (the “Christenson Retention Bonus”), payable on the Company’s first payroll date following the earliest of (i) March 12, 2018, subject to his continuous employment with the Company through such date; (ii) a termination by the Company without Cause that occurs prior to March 12, 2018; (iii) a termination by Mr. Christenson for Good Reason that occurs prior to March 12, 2018; and (iv) the closing of a Change in Control that occurs prior to March 12, 2018. On December 17, 2017, the Compensation Committee of the Board approved the acceleration of the payment of the Christenson Retention Bonus to a date not later than December 31, 2017.

Quantification of Cash Out of Company Compensatory Awards

As described above in the section entitled “—Effect of the Offer and the Merger Agreement on Company Compensatory Awards,” at the Effective Time, each Company Compensatory Award, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and extinguished and, in exchange therefor, each former holder of any such Company Compensatory Award will receive an amount in cash equal to the product of (i) the aggregate number of Shares subject to each such Company Compensatory Award immediately prior to the Effective Time and (ii) the Offer Price less any per share exercise price or purchase price of such Company Compensatory Award immediately prior to such cancellation; provided, that such amount will be less any applicable withholding taxes; provided further, that any Company options with an exercise price equal to or greater than the Offer Price will be cancelled for no consideration.

The following table identifies for each of the executive officers and directors the number of Shares subject to his or her outstanding Company Compensatory Awards that will be cancelled in exchange for a cash payment in connection with the Merger. In addition, the following table assumes (i) that the closing of the Transactions is on January 31, 2018; (ii) that no Company stock options will be exercised, no shares of Company restricted stock will vest, no Company restricted stock units will vest and be settled and no dividends will be paid with respect to Shares between the date of this Schedule 14D-9 and the closing of the Transactions; and (iii) that each executive officer will be terminated by the Company without Cause or resign for Good Reason, in each case immediately following the Effective Time. For Company stock options, the estimated aggregate amounts set forth below are based on the Offer Price of $12.00 per Share, net of the applicable exercise price (if less than the Offer Price), multiplied by the total number of Shares subject to each applicable award. For Company stock options, if the applicable exercise price is equal to or greater than the Offer Price (i.e., “underwater” Company stock options), then the amounts for these Company stock options is $0. For shares of Company restricted stock and Company restricted stock units, the estimated aggregate amounts set forth below are based on the Offer Price of $12.00 per Share, multiplied by the total number of Shares subject to each applicable award.

	Vested Company Stock Options			Unvested Company Stock Options			Company Restricted Stock Units		Company Restricted Stock
	Shares Underlying Vested Company Stock Options (#)	Exercise Price ($)	Aggregate Vested Company Stock Option Payment ($)(1)	Shares Underlying Unvested Company Stock Options (#)	Exercise Price ($)	Aggregate Unvested Company Stock Option Payment ($)(1)	Company Restricted Stock Units (#)	Aggregate Company Restricted Stock Units Payment ($)(2)	Shares of Company Restricted Stock (#)	Aggregate Company Restricted Stock Payment ($)(3)	Total Equity Award Consideration ($)
Executives
Tom Ennis	—	—	—	—	—	—	130,625	1,567,500	379,124	4,549,488	6,116,988
Gregory Christenson	—	—	—	699,704	7.04	3,470,532	144,687	1,736,244	—	—	5,206,776
Brian Goldberg	—	—	—	—	—	—	38,250	459,000	245,543	2,946,516	3,405,516
Craig Shiesley	—	—	—	1,166,173	7.06	5,760,895	—	—	—	—	5,760,895

Directors(4)
Benedict Clarke	—	—	—	—	—	—	27,972	335,664	—	—	335,664
Chris Elshaw	—	—	—	—	—	—	—	—	36,818	441,816	441,816
John Haley	—	—	—	—	—	—	—	—	32,216	386,592	386,592
Dawn Hudson	—	—	—	—	—	—	—	—	41,357	496,284	496,284

(1)	To estimate the value of payments for vested or unvested Company stock options, as applicable, (i) the aggregate number of Shares subject to the Company stock options (excluding underwater Company stock options) were multiplied by (ii) the Offer Price, less their applicable exercise prices.
(2)	To estimate the value of payments for Company restricted stock units, the aggregate number of Shares subject to the Company restricted stock units were multiplied by the Offer Price.
(3)	To estimate the value of payments for shares of Company restricted stock, the aggregate number of shares of Company restricted stock were multiplied by the Offer Price.
(4)	Jeffrey Barber, William Christ II, Andrew Friedman, and Pamela Netzky are members of the Company’s Board, but have no Company Compensatory Awards outstanding.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Mr. Ennis only. Messrs. Milner and Shiver were named executive officers during the Company’s last full fiscal year prior to the date of the Merger Agreement, but Mr. Milner’s employment with the Company ended effective as of May 3, 2017 and Mr. Shiver’s service relationship with the Company ended effective as of December 31, 2017. The compensation in the table below is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, which a named executive officer will receive may materially differ from the amounts set forth in the table.

The table below assumes that the Transactions will close on January 31, 2018; that the named executive officer experiences a termination by the Company without Cause or resigns for Good Reason, in each case immediately following that time; that no amount of withholding taxes are applicable to any payments set forth in the table; that no payments are delayed for six months to the extent required under Section 409A of the Code; and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 4999 of the Code to such payments. The amounts set forth in the table are estimates based on the Offer Price of $12.00 per Share. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the sections entitled “—Effect of the Offer and the Merger Agreement on Company Compensatory Awards” and “—Severance and Change in Control Provisions of Employment Arrangements” above.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Tom Ennis	1,330,000	6,116,988	54,816	7,501,804

(1)	The cash amount payable to the named executive officer consists of a cash severance payment equal to 200% of his annual base salary (payable in 24 equal installments). The cash severance payment is “double trigger” and would be due upon either a termination by the Company without Cause or a termination by the named executive officer for Good Reason, in each case within 24 months following the closing of the Transactions. The cash severance payment is subject to the execution and effectiveness of a release of claims in favor of the Company, as well as continued compliance with any applicable restrictive covenants.
(2)	The amount listed in this column includes the aggregate value of unvested Company stock options, shares of Company restricted stock and Company restricted stock units, which vesting will be fully accelerated pursuant to the Company Equity Incentive Plan, the Ennis Employment Agreement and the Merger Agreement, calculated based on the number of Shares subject to the named executive officer’s Company Compensatory Awards multiplied by the Offer Price (less the aggregate exercise price for any non-underwater Company stock options).
(3)	The amount listed in this column represents, for the named executive officer, the estimated value of payment for COBRA health continuation coverage for up to 24 months. With respect to COBRA continuation, the amount is based on the named executive officer’s elected level of coverage for the 2017 plan year and the rate applicable to such coverage effective for calendar year 2017.

Executive Officer and Director Arrangements Following the Merger

Pursuant to the Merger Agreement, Hershey has agreed that for a period of one year following the Effective Time, Hershey will provide, or cause to be provided, to each employee of the Company, including each of our executive officers, who continues employment with Hershey following the Effective Time (the “Continuing Employees”), (i) an annual base salary or hourly wage rate, as applicable, that is at least equal to that provided to the Continuing Employee immediately prior to the Effective Time; (ii) an annual cash incentive opportunity and commission opportunity that is at least equal to that provided to the Continuing Employee immediately prior to the Effective Time; (iii) long-term incentives that are comparable to the long-term incentives provided to similarly situated employees of Hershey; and (iv) other benefits, including, without limitation, employee health, welfare, retirement and severance benefits (other than defined benefit pension or retiree medical benefits) that are substantially similar in the aggregate to those provided (A) to similarly situated employees of Hershey or (B) to the Continuing Employee immediately prior to the Effective Time, whichever is more favorable to the Continuing Employee.

In addition, Hershey will assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company and in effect immediately prior to the Effective Time, which includes the Company’s Quick Start STIP Equity Program (the “STIP Plan”), to be

offered to the Company’s existing senior executives, including the Company’s executive officers. Pursuant to the STIP Plan, participants may earn and be granted equity awards based on the Company’s performance in 2018 relative to the Company’s 2018 annual plan. Each of Messrs. Ennis, Christenson, Goldberg and Shiesley may earn and be granted equity awards with a value equal to $1,000,000 under the STIP Plan.

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Hershey, the Company, or their respective affiliates regarding continued service with Hershey, the Company or their respective affiliates after the Effective Time, it is possible that Hershey, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation (the “Surviving Corporation”) for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section titled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Effect of the Merger on Director and Officer Indemnification and Insurance

For a period of six years after the acceptance time of the Offer (the “Acceptance Time”), Hershey will cause the Surviving Corporation to:

•	indemnify and hold harmless each present or former director or officer of the Company or of its subsidiaries (the “Indemnified Parties”) against any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party will have made an undertaking to repay such expenses if its ultimately determined that such indemnified Party was not entitled to indemnification under the terms of the Merger Agreement), judgments, fines, penalties or liabilities (including amounts paid in settlements or compromises) imposed upon or reasonably incurred in connection with or arising out of any action, suit or other legal proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including, without limitation, as a witness), by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any of its subsidiaries or otherwise in connection with any action taken or not taken at the request of the Company or its subsidiaries or arising out of such Indemnified Party’s service in connection with any other corporation or organization for which such person serves or has served as director, officer, employee, agent, trustee or fiduciary at the request of the Company or its subsidiaries, whether or not the Indemnified Party continues in such position at the time such proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including actions relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•	fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to: (i) each indemnification agreement in effect between the Company and its subsidiaries and any Indemnified Party; and (ii) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company’s certificate of incorporation or the Company bylaws as of the date of the Merger Agreement.

For six years after the Acceptance Time, Hershey will, or will cause the Surviving Corporation to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Acceptance Time covering each such person currently covered by the Company’s officers’ and directors’ liability policy on terms with respect to coverage and amount substantially similar to those of such policy in effect on the date of the Merger Agreement (the “Current Premium”); provided, however, that neither Hershey nor the Surviving Corporation will be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement. If any such annual expense would exceed that amount, then the Surviving Corporation will maintain policies of insurance, that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium.

To satisfy Hershey’s obligations above, at Hershey’s request, prior to the Acceptance Time, the Company will obtain “tail” or “runoff” policies which provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Acceptance Time, including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

The Board reviewed the terms and conditions of the Offer with the assistance of the Company’s management and legal and financial advisors and, on December 17, 2017, after careful consideration, the Board, among other things, unanimously (i) determined and declared that the Merger Agreement, the Offer, the Merger and the Transactions are advisable and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer, the Merger and the Transactions in accordance with the DGCL, and that, without limitation, the Merger Agreement and the Merger be governed by and effected under Section 251(h) of Delaware Law and the Merger be consummated as soon as practicable following consummation of the Offer, (iii) approved and declared advisable the Merger Agreement and the Transactions and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

Accordingly, for the reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

A copy of the joint press release issued by the Company and Hershey, dated December 18, 2017, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, members of Company management or the Company’s representatives and other parties.

The Company is a high-growth, snack food company focused on developing and marketing products that appeal to consumers’ growing preference for better-for-you snacks. The Company’s anchor brand, SkinnyPop, is a highly-profitable and market-leading better-for-you, ready-to-eat popcorn brand.

As part of its ongoing evaluation of the Company’s business, the Board, together with management, regularly reviews and evaluates the Company’s business, operations, strategy and prospects as an independent company, with a view toward enhancing stockholder value. As part of this evaluation, the Board has, from time to time, considered various strategic alternatives to the Company’s business strategies as an independent company, including potential changes to the Company’s strategy and direction, strategic transactions, potential acquisitions and a possible sale of the Company.

On November 14, 2016, the Company announced its financial results for the third quarter. The Company also reduced its guidance for revenue and adjusted EBITDA for the full year 2016. On November 15, 2016, the Company’s common stock price closed at $10.19 per Share.

In December 2016, Jefferies LLC (“Jefferies”), an investment banking firm that has had a long-standing relationship with the Company (serving as an underwriter in the Company’s 2015 initial public offering and 2016 secondary offering and as the Company’s financial advisor in connection with prior transactions), indicated to the Company’s chief executive officer, Thomas C. Ennis, that, based on ordinary course discussions with other industry participants in the food industry, Jefferies believed that certain industry participants might have interest in a potential strategic transaction or acquisition transaction with the Company.

In January 2017, in light of the possible interest of certain industry participants in a strategic transaction or acquisition transaction with the Company and the Company’s financial outlook, including the potential risks, challenges and strategic opportunities facing the Company in 2017 from the integration of Crisps Topco Limited and its international portfolio of premium better-for-you snack brands (“Tyrrells”), which the Company had acquired in 2016, and otherwise, the Company considered whether it might be an appropriate time to pursue a strategic transaction process (which we refer to as the “strategic process”) that would involve contacting third parties to determine their interest in a potential strategic transaction or acquisition transaction involving the Company.

By the end of January and early February 2017, the Company had contact with seven large companies in the food industry regarding their possible interest in engaging in discussions regarding a potential strategic transaction or acquisition transaction involving the Company, and the Board had considered whether the Company should continue to engage with these companies and/or other parties to determine such parties’ potential interest in a strategic transaction or acquisition transaction involving the Company. In connection with its evaluation, the Board had considered the potential advantages and disadvantages of contacting and discussing a potential transaction with third parties, including the potential disruptions to the Company’s business during a protracted process, the risk of market rumors that might arise from discussions with various parties and impact of such market rumors on the Company’s business, including the potential loss of customers and employees. The Board also had received advice from Goodwin Procter LLP (“Goodwin”), the Company’s outside legal counsel, including advice regarding the Board’s fiduciary duties in the context of the Company entering into discussions with one or more third parties relating to a potential strategic transaction. In addition, the Board had discussed the advisability of engaging a financial advisor to assist the Board in evaluating any interest that might be received in connection with the strategic process, as well as the Company’s business and future prospects. The Board considered Jefferies as a potential financial advisor to assist and advise the Company given, among other things, Jefferies’ qualifications, experience and reputation, its knowledge of and involvement in recent transactions in the Company’s industry and its familiarity with the Company and its business. In view of these considerations, the Company engaged Jefferies in February 2017.

The seven companies with which the Company had contact by the end of January 2017 included Hershey, three other companies that we refer to as “Party A”, “Party B” and “Party C”, and three companies that declined interest in engaging in discussions with the Company. As of February 3, 2017, each of Hershey, Party A, Party B and Party C had entered into confidentiality agreements with the Company. On January 22, 2017, Party B entered into a confidentiality agreement with the Company containing standstill obligations that allowed it to make confidential proposals to the Company at any time following the Company’s execution of a definitive agreement with a third party to effect the sale of the Company. On January 23, 2017, Hershey entered into the Confidentiality Agreement with the Company. On February 2, 2017, Party C entered into a confidentiality agreement with the Company containing standstill obligations that allowed it to make confidential proposals to the Company at any time following the Company’s execution of a definitive agreement with a third party to effect the sale of the Company. On February 3, 2017, Party A entered into a confidentiality agreement with the Company containing standstill obligations that automatically terminated upon the Company’s execution of a definitive agreement with a third party to effect the sale of the Company.

During the period from February 7 through 15, 2017, each of Parties A, B and C and Hershey attended a high-level management presentation conducted by members of Company management (Hershey’s occurred on February 8, 2017) and attended by representatives of Jefferies. Following these management presentations, members of Company management participated in follow-up due diligence sessions with each of these companies and their respective advisors. Representatives of Jefferies also attended these sessions.

On February 9, 2017, the Board held a regularly scheduled meeting and discussed potential risks to the Company’s ability to execute its long-term plan as a standalone company, including the impact of general economic and market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price. Risks considered by the Board included, among others, the potential volatility of the cost of commodities necessary to produce the Company’s products and risks posed by intensified competitive pressures, including from suppliers and business partners. The Board also considered the highly competitive environment in which the Company operates and is expected to operate in the future, the fact that some of the Company’s competitors have substantially greater resources than the Company, including greater operational, sourcing and distribution capabilities, and the impact of this competitive environment on the Company’s ability to price its products to maintain and expand margins and retain and expand its market share. Additionally, the Board considered that the recent performance of the Tyrrells business had been negatively impacted by challenges with its larger U.K. grocery store customers and the overall U.K. market, losses of distribution to private label products, increased competition from other snack food manufactures, disruptions resulting from the integration of the Tyrrells business into the Company, uncertainty regarding potential implications of “Brexit,” and the significant Company debt associated with the Tyrrells acquisition, among other things.

The Board also devoted a portion of the February 9 meeting to a discussion of the strategic process. Members of Company management and representatives of Goodwin were present. Management provided an update on recent discussions with the parties contacted to date and its preliminary views on the level of interest of each of the parties. The Board discussed the parties that had engaged in preliminary discussions with the Company, and other potential parties with which no contact had yet been made. The Board discussed these efforts, the strategy behind the Company’s efforts to date, and the potential process for soliciting additional parties that might be interested. Following these discussions, the Board affirmed the list of parties that had been contacted and authorized management and its advisors to continue to proceed with the strategic process with Parties A, B and C and Hershey and to contact four additional large companies in the food industry. Representatives of Goodwin reviewed with the Board its fiduciary duties in the context of considering any potential indications of interest in a strategic transaction or acquisition transaction involving the Company. The Board also discussed the appropriate role for directors unaffiliated with TA Associates, certain funds of which are significant stockholders of the Company, the possibility for outside Delaware counsel to be retained to advise such directors, and certain related procedural steps even though it was expected that stockholders affiliated with TA Associates would receive the same per Share amount and form of consideration in connection with any transaction. The independent directors are Chris Elshaw, John Haley, Dawn Hudson, Andrew Friedman, Pamela Netzky and Benedict Clarke (Mr. Clarke joined the Board on September 1, 2017). At the next Board meeting on February 27, 2017, the Board approved the engagement of Potter Anderson & Corroon LLP (“Potter Anderson”) as special Delaware counsel to the independent directors.

At the meeting, the Board also discussed the disclosure provided by Jefferies and previously distributed to the Board regarding material relationships between Jefferies and each of the parties that had been contacted in the strategic process and had not declined interest, and TA Associates. After receiving advice from Goodwin, the

Board determined that those relationships would not impair Jefferies’ ability to serve as a financial advisor to the Company.

During the period from February 10 through 24, 2017, in accordance with the directives of the Board, representatives of Jefferies contacted and had discussions with the four additional companies discussed and approved at the February 9, 2017 Board meeting, all of which declined interest in discussing a potential strategic transaction or acquisition transaction involving the Company.

On February 16, 2017, an initial bid instruction letter was distributed on behalf of the Company to Parties A, B and C and Hershey. The letter indicated a deadline for submitting preliminary non-binding indications of interest by March 6, 2017.

On February 27, 2017, representatives of Hershey informed representatives of Jefferies that Hershey was no longer interested in exploring a potential strategic transaction with the Company at that time as Hershey was still evaluating industry and market dynamics in the Company’s sector.

Also on February 27, 2017, the Board held a meeting to discuss, among other things, the strategic process. Members of Company management and representatives of Goodwin and Jefferies were present. Jefferies provided an update on the initial stages of the strategic process completed to date, noting that 11 strategic parties had been contacted on behalf of the Company to determine whether any were interested in engaging in discussions regarding a possible strategic transaction or acquisition transaction involving the Company, six of which had declined interest following initial contact and four of which had entered into confidentiality agreements and attended management meetings with the Company and received a process letter requesting non-binding indications of interest by March 6, 2017. Jefferies also noted that, following issuance of the Company’s bid process letter, Hershey informed Jefferies that Hershey had no further interest at that time. Jefferies indicated that, based on its discussions with the parties that had received the Company’s bid process letter, Jefferies believed that three parties (Parties A, B and C) might submit indications of interest by the March 6 deadline, although Party C appeared to lag behind Parties A and B in evaluating the Company and the strategic opportunity and that one additional party that was recently contacted had yet to indicate whether it was interested in engaging in discussions with the Company. The Board also discussed whether to contact additional potential bidders that were believed to be less likely to be interested in a transaction with the Company than the initial parties contacted and determined not to contact such bidders primarily because they were viewed as less capable of expeditiously executing a transaction with certainty of closing than the 11 parties contacted and/or were perceived as lacking the requisite strategic focus. The Board also discussed the lower probability relative to strategic parties that a financial buyer would submit a competitive proposal given, among other things, the valuation parameters and lack of synergies potential for a financial buyer. Jefferies then discussed with the Board the overall timetable for the strategic process and related matters.

On March 3, 2017, representatives of Party C informed representatives of Jefferies that Party C was no longer interested in exploring a potential strategic transaction with the Company because Party C believed that it could not present a sufficiently compelling purchase price for an acquisition of the Company.

On March 6, 2017, representatives of Party B informed representatives of Jefferies that Party B was no longer interested in exploring a potential strategic transaction with the Company at that time because such a transaction did not align with Party B’s present strategic priorities.

Also on March 6, 2017, Party A presented a written preliminary non-binding indication of interest that was subject to satisfactory completion of due diligence, among other conditions. The indication provided for an all-cash acquisition of the Company at a price range of $13.25 to $13.75 per Share. The closing price for the Company’s common stock on that day was $9.21 per Share.

On March 8, 2017, the Board held a meeting to receive an update on the strategic process. Members of Company management and representatives of Goodwin, Potter Anderson and Jefferies were present. The Board, together with the Company’s management and legal and financial advisors, discussed Party A’s March 6 indication of interest. Jefferies also reviewed with the Board certain financial aspects of Party A’s March 6 indication of interest and preliminary financial information relating to the Company based in part on the Company’s internal financial forecasts and Wall Street estimates of the Company’s financial prospects. Representatives of Goodwin reviewed with the Board its fiduciary duties. Although the Board believed that Party A’s March 6 indication of interest was in a range that would provide significant value to the Company’s stockholders, the Board discussed how best to further enhance stockholder value through the next phase of the strategic process. Jefferies discussed the expected timetable for Party A to complete its due diligence review and submit a revised acquisition proposal. The Board again discussed the possibility of contacting additional potential bidders that were believed to be less likely to be interested in a transaction with the Company than the initial parties contacted, and concluded not to contact such parties for the reasons previously discussed at the Board’s February 27, 2017 meeting. Additionally, the Board considered the fact that an expanded process would likely increase the risk of market rumors, which could negatively impact the Company’s business. Following these discussions, the Board instructed Jefferies to advance Party A to the second phase of the strategic process, during which Party A would be provided with additional due diligence access, and to encourage Party A to increase its proposed purchase price. Following the meeting, representatives of Jefferies communicated this to Party A as instructed. The Board also discussed an unsolicited request that the Company had received from a large company in the food industry (“Party D”) to discuss a potential acquisition of the Company. Following discussion, the Board determined to permit Party D to participate in the strategic process following execution of a satisfactory confidentiality agreement in an effort to promote a competitive dynamic.

Later on March 8, 2017, the Company announced financial results for the year ended December 31, 2016. The closing price for the Company’s common stock on that day was $8.95 per Share.

On March 9, 2017, Party D entered into a confidentiality agreement with the Company. The standstill obligations under the confidentiality agreement with Party D allowed it to make confidential proposals to the Company at any time following the Company’s execution of a definitive agreement to effect the sale of the Company. An initial bid instruction letter was provided on behalf of the Company to Party D indicating a deadline for submitting a preliminary non-binding indication of interest by March 27, 2017.

On March 14, 2017, Party A was provided access to an online data room containing nonpublic information regarding the Company.

Also on March 14, on March 24 and March 29, 2017, the Board held meetings to receive updates on the strategic process. Members of Company management, representatives of Goodwin and representatives of Potter Anderson and Jefferies when requested, were present. Members of Company management and representatives of Jefferies provided updates regarding the discussions with the active parties in the strategic process and their perceived levels of interest. At these meetings, the Board authorized Jefferies to contact one additional potentially interested large company in the food industry to participate in the strategic process, which party subsequently declined interest. Jefferies reviewed with the Board the expected timeline for Party A to submit its revised proposal, which included a mark-up of a draft merger agreement by April 11, 2017, submission of a final bid by April 14, 2017, and an additional management meeting. Jefferies also informed the Board that Party D and Party E (described below) were requested to submit preliminary indications of interest by March 27 and March 31, 2017, respectively. At these meetings, the Board authorized the Company’s management and advisors to continue with the strategic process.

On March 21, 2017, a privately held company in the food industry (“Party E”) contacted representatives of Jefferies on an unsolicited basis to express interest in discussing a possible strategic transaction involving the Company. On March 23, 2017, following a discussion among management and certain directors, the Company entered into a confidentiality agreement with Party E pursuant to which the standstill obligations under the confidentiality agreement with Party E would automatically terminate upon the Company’s execution of a definitive agreement to effect a sale of the Company. An initial bid instruction letter was provided on behalf of the Company to Party E indicating a deadline for submitting preliminary non-binding indication of interest by March 31, 2017.

On March 27, 2017, representatives of Party D informed representatives of Jefferies that Party D was no longer interested in exploring a potential business combination transaction with the Company at that time because such a transaction did not align with Party D’s strategic priorities.

On March 29, 2017, Party E attended a high-level management presentation conducted by members of Company management and attended by representatives of Jefferies. Following this management presentation, members of Company management participated in follow-up due diligence sessions with Party E and its advisors. Representatives of Jefferies also attended these sessions.

On March 31, 2017, Party E presented a preliminary non-binding indication of interest in a stock-for-stock business combination at an unspecified valuation and relative ownership levels, which was conditioned on due diligence, among other things.

On April 3, 2017, a bid process letter was sent on behalf of the Company to Party A, requesting marked drafts of the Company’s proposed form of merger agreement by April 11, 2017, and setting a final bid deadline of April 14, 2017. On April 4, 2017, Party A was provided with a draft merger agreement on behalf of the Company.

During the period from April 4 through April 6, 2017, the Company conducted due diligence meetings with Party A, including in-person meetings in New York City and London, with representatives of Jefferies present. During these meetings, the parties discussed, among other matters, the Company’s financial outlook, business operations, product offerings and the integration of the Tyrrells business.

On April 4 and 6, 2017, the Board held meetings to receive updates on the strategic process. Members of Company management and representatives of Goodwin, Potter Anderson and Jefferies were present. Members of Company management and representatives of Jefferies updated the Board regarding discussions with Party A and Party E and the status of their due diligence review, including in-person meetings with Party A. Mr. Ennis also updated the Board on the continued challenges associated with the integration of the Tyrrells business. Representatives of Goodwin provided their perspectives to the Board regarding Party E’s indication of interest and Jefferies provided the Board with certain information regarding Party E’s business and owners. The Board, with the assistance of the Company’s management and legal and financial advisors, discussed Party E’s proposal and compared the proposed structure and terms in Party E’s indication of interest with the structure and terms proposed in Party A’s March 6 all-cash proposal. The Board concluded that pursuing a “reverse merger” transaction in which the consideration consisted of Party E’s stock with a low premium to the Company’s equity value and that would result in the Company’s stockholders holding a minority interest in a controlled public company would not be in the best interests of the Company and its stockholders at that time. Following a discussion at the April 6 meeting, the Board directed Jefferies to inform Party E that the Board did not wish to pursue a transaction with Party E on its proposed terms. Following the meeting, representatives of Jefferies communicated that message to Party E as instructed, after which there were no further discussions between the parties.

On April 11, 2017, representatives of Party A informed representatives of Jefferies that Party A was no longer interested in pursuing an acquisition of the Company and that it would not be submitting a revised proposal by the April 14 bid deadline. Party A indicated that it reached this decision based on its revised views on the Company’s financial outlook and the challenges associated with the Tyrrells integration, as well as general industry conditions and a shift in Party A’s strategic priorities. Thus, in late April 2017, the Board suspended the strategic process.

On August 8, 2017, the Company announced its financial results for the second quarter. The Company also reduced its guidance for revenue, adjusted EBITDA and EPS for the full year 2017, partly due to softness in the Tyrrells business. On August 8, 2017, the Company’s common stock price closed at $8.11 per Share.

On August 30, 2017, a media outlet reported that the Company was working with Jefferies in connection with a possible sale, citing unnamed sources. The closing price for the Company’s common stock on that day was $7.28 per Share.

In early September 2017, representatives of a large company in the food industry (“Party F”) initiated a meeting with Mr. Ennis, and indicated Party F’s interest in exploring a stock-for-stock business combination transaction involving Party F and the Company, and expressed interest in entering into a confidentiality agreement to facilitate further discussions. Subsequently, also in September 2017, representatives of Party F initiated a meeting with representatives of TA Associates, and reiterated the interest previously discussed with Mr. Ennis. None of the parties otherwise made any proposals during these meetings or discussed the specific terms of a potential strategic transaction, or any agreement to work towards a potential transaction.

On September 12, 2017, representatives of Hershey contacted representatives of Jefferies and indicated that Hershey intended to provide Jefferies with a written preliminary non-binding indication of interest from Hershey addressed to the Company regarding a proposed strategic transaction. This unsolicited indication of interest, which provided for an all-cash acquisition of the Company at a price of $9.00 per Share and was subject to satisfactory completion of due diligence, among other customary conditions, was forwarded by representatives of Jefferies to the Company upon receipt. The closing price for the Company’s common stock on that day was $7.04 per Share.

On September 14, 2017, the Board held a meeting to discuss, among other things, Hershey’s indication of interest. Members of Company management and representatives of Goodwin and Jefferies were present. Jefferies discussed with the Board certain financial aspects of Hershey’s indication of interest and representatives of Goodwin discussed with the Board its fiduciary duties. The Board also discussed the expression of interest by Party F. The Board considered the potential advantages and disadvantages of discussing a potential strategic transaction or acquisition transaction with third parties at this time, including the potential disruptions to the Company’s business, distraction of management, and impact on the Company’s employees, particularly in light of the strategic process the Board conducted in the first quarter of 2017, and the Company’s financial performance then to date in 2017. The Board also considered that Hershey had been invited to participate in the strategic process that concluded in April 2017 and did not present a proposal at that time. The Board discussed its views of the Company’s prospects, including the potential for enhancing stockholder value through execution of management’s business plan. The Board discussed that presently the Company was not for sale, that Company management needed to focus on executing its business plan and that any proposal to acquire the Company at this time would need to deliver substantial value to the Company’s stockholders. At the conclusion of the meeting, the Board determined that Hershey’s $9.00 per Share indication of interest did not present a sufficiently attractive valuation of the Company and authorized Jefferies to communicate to Hershey that the Company would not entertain a transaction at that valuation. The Board also authorized Jefferies to respond to Party F and indicate that the Company would need further time to evaluate Party F’s interest.

On September 19, 2017, in accordance with the Board’s directives, representatives of Jefferies informed representatives of Hershey that the Board had determined that the Company was not for sale and that Hershey’s September 12 proposal was not sufficient to proceed with further discussions concerning a potential acquisition of the Company.

On October 6, 2017, Hershey presented a revised written non-binding proposal that was subject to satisfactory completion of due diligence, among other customary conditions. The proposal provided for an all-cash acquisition of the Company at a price of $10.00 per Share. The closing price for the Company’s common stock on that day was $7.23 per Share.

Also on or about October 6, 2017, representatives of Party F informed representatives of Jefferies that Party F was no longer interested in discussing a potential strategic transaction with the Company, and there were no further discussions between the parties.

On October 16, 2017, the Board held a meeting to discuss, among other things, Hershey’s October 6 proposal. Representatives of Goodwin were present and discussed with the Board its fiduciary duties in the context of evaluating Hershey’s October 6 proposal. The Board concluded that it should defer consideration of Hershey’s October 6 proposal and any response to such proposal until the Board had more fully considered the Company’s short- and long-term business strategies, prospects and execution risks associated with the Company’s standalone plan and, with Jefferies’ assistance, Hershey’s October 6 proposal from a financial perspective.

On October 18, 2017, the Board held a meeting to further discuss Hershey’s October 6 proposal at which members of Company management and representatives of Goodwin and Jefferies were present. Jefferies discussed certain financial aspects of Hershey’s October 6 proposal based in part on the Company’s internal financial forecasts and Wall Street estimates of the Company’s financial prospects. Representatives of Goodwin reviewed with the Board its fiduciary duties in the context of evaluating Hershey’s October 6 proposal and considering a potential sale of the Company. The Board discussed the fact that a sale of the Company at a compelling valuation would eliminate the risks associated with executing on the Company’s business plan, including risks posed by intensified competitive pressures, including from suppliers and business partners, the fact that some of the Company’s competitors have substantially greater resources than the Company, including greater operational, sourcing and distribution capabilities, and the impact of this competitive environment on the Company’s ability to price its products to maintain and expand margins and retain and expand its portion of market share. The Board also considered the challenges facing the Company in integrating the Tyrrells business, as well as the significant Company debt associated with the Tyrrells acquisition. Following discussion, the Board requested that management review its long-term operating plan and the assumptions underlying that plan for presentation to the Board for its consideration in further evaluating Hershey’s October 6 proposal. The Board also authorized management, with the assistance of Jefferies, to engage with Hershey to encourage it to improve its proposal, including by providing Hershey with limited due diligence information in an effort to improve its proposed purchase price.

At the meeting, Mr. Ennis also provided an update on the Company’s preliminary financial outlook for the current fiscal quarter, which management expected to be below Wall Street forecasts, and an update on the Company’s preliminary financial outlook for the fourth fiscal quarter, which management expected to improve in comparison to the recently completed third fiscal quarter. Also at the meeting, the Board discussed potential advantages and disadvantages of discussing a potential transaction with additional third parties at this time, including the potential disruptions to the Company’s business and impact on the Company’s employees and management’s focus on executing its business plan, particularly in light of the strategic process the Board concluded in April 2017 and the Company’s financial performance to date in 2017. The Board discussed the parties that were perceived as most likely to be interested in exploring a potential strategic transaction with the Company, including certain parties contacted during the strategic process earlier in the year. The Board also considered parties not contacted during the earlier strategic process that might be interested and capable potential acquirors of the Company, taking into account such parties’ perceived financial strength and resources to pursue a strategic transaction in a timely manner. Following this discussion, the Board concluded that Parties A and B were the most likely additional potential strategic acquirors for the Company, and directed Jefferies to contact each of those parties to determine whether they had an interest in exploring a potential strategic transaction with the Company.

On October 20, 2017, Hershey’s chief executive officer, Michele Buck, contacted Mr. Ennis and expressed Hershey’s continued interest in discussing an acquisition of the Company.

From November 1 through 15, 2017, each of Parties A and B and Hershey attended separate high-level management presentations conducted by members of Company management (Hershey’s occurred on November 1, 2017). Following these management presentations, members of Company management participated in follow-up due diligence discussions with each of these companies and their respective advisors. Representatives of Jefferies also attended these management presentations and due diligence discussions.

On November 7, 2017, the Company announced its financial results for the third quarter. The Company also reported revenue, EBITDA and EPS estimates that were below its previously disclosed guidance and reduced its full year guidance for 2017 on all such metrics. On November 8, 2017, the Company’s common stock price closed at $5.08 per Share.

On November 10, 2017, an initial bid instruction letter was distributed on behalf of the Company to Parties A and B and Hershey. The letter indicated a deadline for submitting preliminary non-binding indications of interest by November 21, 2017.

On November 15, 2017, Hershey presented a revised written non-binding proposal that was subject to satisfactory completion of due diligence, among other customary conditions. The proposal provided for an all-cash acquisition of the Company at the same price of $10.00 per Share as set forth in Hershey’s October 6 proposal. Hershey’s November 15 proposal also provided that it would expire at 12:00 p.m. on November 20, 2017. The proposal stated that Hershey would require four weeks of exclusivity to complete confirmatory due diligence and negotiate and execute definitive transaction documentation to announce a transaction by December 15, 2017. The proposal was also conditioned upon obtaining an agreement from TA Associates at the time of signing to support the transaction. The closing price for the Company’s common stock on that day was $5.13 per Share.

On November 16, 2017, prior to the deadline for submitting preliminary proposals, at the direction of Company management, representatives of Jefferies informed representatives of Parties A and B that the Company had received a revised proposal from another party that was subject to expiration, that the Board would meet on November 19, 2017 to consider preliminary proposals and that Parties A and B should accelerate their evaluation of the opportunity and submit preliminary indications of interest by 12:00 p.m. on November 19, 2017.

On November 17, 2017, representatives of Party A informed representatives of Jefferies that Party A was no longer interested in exploring a potential acquisition of the Company in light of its revised views of the Company’s business following completion of Party A’s refreshed due diligence review of the Company, and that it would not be submitting an indication of interest by the November 19 deadline.

On November 19, 2017, Party B submitted a written preliminary non-binding indication of interest that was subject to satisfactory completion of due diligence, among other customary conditions. The indication provided for an all-cash acquisition of the Company at a price range of $9.00 to $10.50 per Share. The closing price for the Company’s common stock on the prior trading day, November 17, 2017, was $5.59 per Share.

Also on November 19, 2017, the Board held a meeting to discuss, among other things, the current proposals received from Party B and Hershey. Members of Company management and representatives of Goodwin and Jefferies were present. Jefferies provided an update on the strategic process discussed at the previous Board meeting, including the discussions to date with the four parties contacted following that meeting and the perceived level of interest among these parties, including that only Party B and Hershey continued to express interest in a strategic transaction with the Company. Jefferies then reviewed each of the bidders’ proposed sources of financing, noting that it believed that each of the bidders had sufficient balance sheet cash and/or readily available credit facilities to fully finance the cash purchase price, and that neither bidder included a financing contingency in its proposal. Jefferies also discussed with the Board certain financial aspects of the two proposals and preliminary financial information regarding the Company. Representatives of Goodwin reviewed with the Board its fiduciary duties in the context of evaluating a proposal that could result in a possible sale of the Company. The Board discussed that, from a due diligence perspective, Party B was lagging behind Hershey in its evaluation of the Company and the strategic opportunity, and that Party B had proposed a broad price range, most of which was less than Hershey’s proposed purchase price. The Board also discussed the risk that Hershey would withdraw its fully financed all-cash proposal if the Company were to materially deviate from the proposed timing set forth in Hershey’s November 16 proposal, which contemplated a signing and announcement of a transaction by December 15, 2017. The Board again considered the potential risks associated with a protracted process involving Party B and Hershey, including the potential disruptions to the Company’s business and impact on the Company’s employees and management’s focus on executing its business plan, particularly in light of the strategic process the Board concluded in April 2017 and the Company’s financial performance to date in 2017.

Following this discussion, the Board discussed how best to encourage the parties to improve their respective purchase prices and other terms. Because Hershey’s and Party B’s proposals were within close range of each other, the Board determined to advance both parties to the next phase of the strategic process, to provide each party with additional due diligence access and a draft merger agreement with respect to which the parties would be requested to provide comments, and to encourage them to increase their respective purchase prices in view of the competitive nature of the process. The Board directed management, working with Jefferies, to structure the next phase of the process to target a potential conclusion on or about December 15, 2017, which the Board concluded was a realistic deadline for both Hershey and Party B to complete their due diligence and negotiate and execute definitive agreements.

At the meeting, the Board also determined that the Company should deny Hershey’s request for exclusivity and instructed Jefferies to convey that message to Hershey. At the meeting, the Board also determined to reengage Potter Anderson to serve as special Delaware counsel to the independent directors.

On November 20, 2017, Mr. Ennis spoke with Ms. Buck, and generally discussed the status of discussions between the parties and their respective representatives. During the call, Mr. Ennis indicated that the Board was not willing to accept Hershey’s request for an exclusivity period based on Hershey’s November 15 proposal.

On November 22, 2017, bid process letters were sent to Party B and Hershey which, at the direction of the Board, set a second round bid deadline of December 12, 2017, and requested marked drafts of the Company’s proposed form of merger agreement by December 8, 2017.

On November 25, 2017, Hershey and Party B were provided access to an online data room containing nonpublic information regarding the Company.

On November 27, 2017, Hershey and Party B were provided a draft merger agreement on behalf of the Company. The draft merger agreement contemplated, among other things, an all-cash tender offer structure and a Company termination fee equal to 2% of the aggregate equity value of the transaction if the merger agreement was terminated under certain circumstances.

On November 29, 2017, representatives of Party B informed representatives of Jefferies that Party B’s board of directors would meet to discuss its final proposal on December 14, 2017, and, as a result, Party B would be unable to present a revised board-approved proposal by the December 12, 2017 deadline, but that it would endeavor to provide information regarding the terms of its expected revised proposal, including price, on or prior to December 14, 2017.

On December 1, 2017, the Board held a meeting to receive an update on the strategic process, among other matters. Members of Company management and representatives of Goodwin, Potter Anderson and Jefferies were present. Jefferies updated the Board on the strategic process since the previous Board meeting, including the status of discussions with Party B and Hershey, their due diligence efforts and stated level of interest in a strategic transaction with the Company. Jefferies also reviewed the timetable for the bidders to submit their final bids and mark-ups of the merger agreement, noting that Party B indicated it would not be able to submit its formal written revised proposal by the December 12, 2017 deadline in view of its board meeting scheduled for December 14, 2017, but that it would endeavor to provide information regarding the terms of its expected revised proposal, including price, on or prior to December 14, 2017.

At the meeting, management presented its long-term financial forecast reflected in the long-term plan (which are summarized below under the section entitled “—Certain Prospective Financial Information”). The Board discussed the risks, challenges, and strategic opportunities facing the Company in the context of the long-term forecast. Following discussion and questions of management regarding various matters relating to the forecast, including the assumptions on which the forecast was based, the Board approved the long-term forecast. Jefferies also reviewed with the Board certain financial aspects of Hershey’s November 16 proposal and Party B’s November 19 proposal, and preliminary financial information regarding the Company based on management’s long-term forecast. Representatives of Goodwin reviewed with the Board its fiduciary duties in connection with the evaluation of the expected final bids from the two bidders. Representatives of Goodwin also reviewed certain terms contained in the draft merger agreement presented to the bidders.

The Board discussed the updated disclosure provided by Jefferies and previously distributed to the Board regarding material relationships between Jefferies and each of Hershey, Party B and TA Associates. The Board again determined, based in part on the advice of Goodwin, that those relationships would not impair Jefferies’ ability to continue to provide financial advisory services to the Company.

The independent directors of the Board then met in executive session and continued a discussion with only representatives of Potter Anderson present. The independent directors discussed with Potter Anderson the process undertaken by the Company to date and certain related matters. After discussion, the independent directors determined that forming a special committee of the Board to oversee the Company’s strategic process was not necessary at that time nor was it necessary for the independent directors to retain their own financial advisor.

On December 8, 2017, Party B’s outside counsel provided Party B’s initial comments on the draft merger agreement to Goodwin. From December 13 through December 16, 2017, representatives of Goodwin and Party B’s outside counsel exchanged drafts and participated in discussions regarding the terms of the merger agreement.

On December 11, 2017, Hershey’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), provided Hershey’s initial comments on the draft merger agreement and a proposed draft of a support agreement to Goodwin. From December 13 through December 17, 2017, representatives of Goodwin, with input from Company management and with the benefit of the views of the directors provided at the Board meetings described in this section, and Skadden exchanged drafts and participated in discussions regarding the terms of the merger agreement and related agreements. The key issues negotiated in the draft merger agreement and related agreements included the scope of the representations and warranties, the rights of the parties to terminate the transaction and related remedies, the terms under which the Company would be permitted to respond to unsolicited proposals, and the amount of and conditions to payment by the Company of a termination fee.

On December 12, 2017, Hershey presented a written confirmation of its proposal at the same price of $10.00 per Share as set forth in Hershey’s November 15 proposal. Hershey’s December 12 proposal was subject to completion of certain confirmatory due diligence and indicated that Hershey would expect to announce a transaction on December 20, 2017.

On December 13, 2017, Mr. Ennis spoke with Ms. Buck, and generally discussed the status of discussions between the parties and their respective representatives.

Also on December 13, 2017, Party B presented a revised written proposal at a price of $9.50 per Share. Party B’s December 13 proposal was subject to completion of certain confirmatory due diligence and formal board approval, which was expected to be obtained on December 14. Party B also submitted a proposed form of support agreement to be entered into between Party B and key stockholders of the Company, including the stockholders affiliated with TA Associates.

Also on December 13, 2017, a research analyst report speculated that the Company was an attractive takeover candidate. The closing price for the Company’s common stock that day was $6.96 per Share.

On December 14, 2017, the Board met to discuss the strategic process. Members of Company management and representatives of Goodwin, Potter Anderson and Jefferies were present. The Board, with the assistance of the Company’s management and legal and financial advisors, discussed the revised proposals received from Hershey on December 12 and Party B on December 13. Jefferies also reviewed with the Board certain financial aspects of the two revised proposals and preliminary financial analyses with respect to the Company based on management’s long-term forecast. Representatives of Goodwin also reviewed with the Board key execution risks associated with each of the two proposals and the material open points on the latest drafts of the merger agreements received from each of the two parties.

Following this discussion, the Board discussed how best to encourage each of Hershey and Party B to increase their proposed purchase prices and submit improved proposals and instructed Jefferies to request that Hershey and Party B each submit an improved proposal by December 17, 2017 for the Board to consider and potentially select a party with which to expeditiously finalize terms of a transaction. Following the meeting, representatives of Jefferies communicated this message to each of Hershey and Party B as instructed.

Later in the evening of December 14, 2017, Goodwin provided a revised draft of the merger agreement to Skadden.

On December 15, 2017, representatives of Party B informed representatives of Jefferies that Party B’s board of directors had affirmed Party B’s $9.50 per Share purchase price as reflected in its December 13 proposal.

Also on December 15, 2017, Goodwin provided a revised draft of the merger agreement to Party B’s outside counsel.

Later on December 15, 2017, in accordance with the directives of the Board, representatives of Jefferies informed Party B that its $9.50 per Share proposed purchase price was insufficient as another party had submitted a proposal that offered both superior value and more favorable merger agreement terms for the Company and that unless Party B increased its proposed purchase price and was willing to substantially accept the terms proposal by the Company in its last draft of the merger agreement, the Board was prepared to accept the proposal submitted by another party and announce a transaction on December 18, 2017.

Later in the evening on December 15, 2017, Party B submitted a revised written proposal for an all-cash acquisition of the Company for a price of $10.50 per Share. The proposal was conditioned upon Party B conducting limited site visits to the Company’s co-packaging facilities, which Party B stated could be completed the following day. The proposal also indicated that Party B would accept the terms proposed by the Company in its December 15 draft of the merger agreement with limited changes, and believed that the merger agreement could be finalized and executed the following day.

Also on December 15, 2017, Skadden and Goodwin had a call on which Skadden and Goodwin agreed to several changes to the merger agreement.

Later on December 15, 2017, Skadden provided a revised draft of the merger agreement to Goodwin reflecting the changes agreed to on the call and certain additional limited changes.

Throughout the day on December 16, 2017, Party B completed the site visits described above and Party B’s outside counsel and Goodwin negotiated the merger agreement and other transaction documents to substantially completed form. Later in the day, Party B indicated that it was prepared to execute the merger agreement immediately after the Board’s meeting approving a transaction with Party B.

Also on December 16, 2017, Mr. Ennis spoke with the chief executive officer of Party B and generally discussed the status of discussions between the parties and their respective representatives.

In the evening of December 16, 2017, at the direction of members of the Board and management, representatives of Jefferies contacted Hershey’s financial advisor and indicated that the Board was meeting the following morning to consider accepting a proposal from another party that contained a higher price and more favorable merger agreement terms than Hershey’s current proposal, and that Hershey would need to provide its best and final offer with a materially higher purchase price and substantially accept the terms proposed by the Company in its last draft of the merger agreement in order for the Board to proceed with Hershey.

Later on December 16, 2017, Hershey’s financial advisor informed representatives of Jefferies that Hershey would submit a revised proposal prior to the Board’s meeting on the following morning.

Also later on December 16, 2017, Mr. Ennis spoke with Ms. Buck and generally discussed the status of discussions between the parties and their respective representatives. In this conversation, Ms. Buck confirmed that Hershey would present a revised proposal early the next morning.

Subsequently on December 16, 2017, at the direction of Hershey’s board of directors and management, Skadden called Goodwin to understand the nature of the terms being sought by the Company and on such call indicated to Goodwin that Hershey intended to provide an updated draft of the merger agreement to Goodwin soon after the call.

Additionally on December 16, 2017, Skadden provided a final version of the merger agreement to Goodwin that substantially accepted the terms proposed by the Company in the prior draft.

Early in the morning of December 17, 2017, Hershey submitted a revised written proposal for an all-cash acquisition of the Company at a price of $12.00 per Share. The proposal indicated that Hershey was prepared to enter into the transaction immediately after the Board’s meeting that morning.

Also on December 17, 2017, following receipt of Hershey’s December 17 proposal and in accordance with the directives of the Company’s Board and management, representatives of Jefferies contacted Party B’s financial advisor and indicated that another party had submitted a revised proposal in excess of Party B’s latest proposal and that the Board was prepared to accept this other proposal, and that if Party B was interested in presenting a revised proposal Party B would need to do so prior to the conclusion of the Board’s meeting occurring that morning. Party B’s financial advisor indicated that it believed that Party B would be interested in presenting a further revised proposal with an increased purchase price for the Board to consider at its meeting. Despite several follow-up communications between representatives of Jefferies and Party B’s financial advisor, Party B did not present a revised proposal.

Later in the morning of December 17, 2017, the Board held a meeting to discuss the final terms of the proposed transaction with Hershey and the status of discussions with Party B. Members of Company management and representatives of Goodwin, Potter Anderson and Jefferies were present. Jefferies and Goodwin updated the Board on the discussions with Hershey and Party B since the last Board meeting on December 14, 2017. Representatives of Goodwin provided an overview of the negotiation process to date with Hershey’s representatives, indicating that negotiations with Hershey were substantially complete, as well as a presentation regarding the terms of the Merger Agreement and related agreements. Representatives of Goodwin also reviewed the fiduciary duties of the Board in connection with a potential sale of the Company. The Board discussed that to date Hershey had not had, and had not requested to have, discussions with Company management regarding their roles, compensation, retention or investment arrangements in connection with the proposed transaction. Also at this meeting, at the Board’s request, Jefferies reviewed its financial analysis of the $12.00 per Share cash consideration with the Board and rendered an oral opinion, confirmed by delivery of a written opinion dated December 17, 2017, to the Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the $12.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Hershey, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

After further discussing the advantages and risks of the proposed transaction that are described in the section entitled “—Reasons for the Recommendation of the Board” and based on the discussions and deliberations at the December 1 and December 14 Board meetings, the Board unanimously: (i) determined and declared that the Merger Agreement, the Offer, the Merger and the Transactions are advisable and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer, the Merger and the Transactions in accordance with the DGCL, and that, without limitation, the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL and the Merger be consummated as soon as practicable following consummation of the Offer, (iii) approved and declared advisable the Merger Agreement and the Transactions and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

Later on December 17, 2017, the Merger Agreement was executed, and all signatories to the Support Agreements executed such agreements.

On the morning of December 18, 2017, before the stock market opened, the Company and Hershey issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Company stockholders tender their Shares in response to the Offer:

Offer Price. The Board considered:

•	the historical market prices, volatility and trading information with respect to the shares of the Company common stock;

•	the recent historical trading prices of the Company common stock, as compared to the merger consideration, including the fact that the $12.00 per Share Offer Price represents a premium of approximately 71% to the closing price of the Company common stock of $7.00 per Share on December 15, 2017, the last trading day before public announcement of the Merger Agreement;

•	the fact that the Offer Price and, if applicable, the Merger Consideration, are in the form of cash, providing certainty, immediate value, and liquidity to the Company stockholders; and

•	the benefits that the Company was able to obtain as a result of discussions with Hershey, including an increase in the Offer Price to be received by the Company stockholders from the purchase price initially proposed by Hershey, and the Board’s belief that the Offer Price of $12.00 per Share was the maximum price that Hershey would be willing to agree to in the Transactions.

Industry Dynamics and Impact on the Company. The Board considered that the consideration to be received by the Company stockholders in the transaction provides greater certainty of value (and less risk) to the

Company stockholders relative to the potential trading price of the Company common stock over a longer period after taking into account the long-term risks to the Company’s business resulting from the impact of general economic and market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price. The risks considered by the Board included, among others, the potential volatility of the cost of commodities necessary to produce the Company’s products and risks posed by intensified competitive pressures, including from suppliers and business partners. The Board also considered the highly competitive environment in which the Company operates and is expected to operate in the future, the fact that some of the Company’s competitors have substantially greater resources than the Company, including greater operational, sourcing and distribution capabilities, and the impact of this competitive environment on the Company ability to price its products to maintain and expand margins and retain and expand its portion of the total available market. The Board also considered the challenges the Company was facing integrating the Tyrrells business into the Company and the significant Company debt associated with the Tyrrells acquisition.

The Company’s Operating and Financial Condition and Prospects. The Board considered the Company’s operating and financial performance and prospects for the Company, including certain prospective forecasts for the Company prepared by Company management, which reflect an application of various assumptions of Company management. The Board considered the inherent uncertainty of achieving management’s prospective forecasts, including those set forth in the section entitled “—Certain Prospective Financial Information,” and that as a result the Company’s actual financial results in future periods could differ materially from management’s forecasted results.

Potential Strategic Alternatives. The Board considered its belief that the value offered to the Company stockholders in the Offer and the Merger was more favorable to the Company stockholders than the potential value of remaining an independent public company, and that 15 different parties were involved in the competitive processes throughout 2017, for several rounds of bids, in an effort to obtain the best value reasonably available to stockholders.

Negotiation Process. The Board actively sought proposals from other parties it believed were logical potential buyers (as more fully described above under the section entitled “—Background of the Transactions”). The Board considered the fact that the terms of the Merger Agreement were the result of extensive arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of the Company’s management and legal and financial advisors.

Jefferies’ Opinion and Related Financial Presentation. The Board considered the financial presentation and opinion of Jefferies, dated December 17, 2017, to the Board as to the fairness, from a financial point of view and as of such date, of the $12.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Hershey, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the caption “—Opinion of the Company’s Financial Advisor.”

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger (including from potential purchasers previously identified in connection with the Company’s strategic processes, none of which are subject to standstill provisions that would prevent them from making such an offer), the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the respective termination rights of the Company and Hershey and the $31,400,000 termination fee payable by the Company under certain circumstances (which the Board believed was reasonable relative to termination fees in transactions of a similar size), would not likely preclude competing bids and would not likely be payable unless the Board entered into a definitive agreement for a superior offer. The Board also considered that the Support Agreements would terminate automatically by their terms concurrently with the termination of the Merger Agreement pursuant to the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Board considered that the consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of Shares such that Hershey will own at least a majority of the outstanding Shares immediately following closing of the Offer. The Board considered the likelihood of the consummation of the Merger contemplated by the Merger Agreement if the Shares tendered pursuant to the Offer are accepted for payment. The Board also considered that the Shares held by the directors, executive officers and significant stockholders that executed the Support Agreements represent, in the aggregate, approximately 57% of the shares of Common Stock outstanding on the date of the Merger Agreement.

Tender Offer Structure; Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer for all outstanding Shares effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Board considered that, subject to the termination rights set forth in the Merger Agreement, Acquisition Sub must extend the Offer for one or more periods until September 17, 2018, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Hershey or Acquisition Sub).

Appraisal Rights. The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Hershey. The Board considered the business reputation and capabilities of Hershey and its management and the substantial financial resources of Hershey and, by extension, Acquisition Sub, which the Board believed supported the conclusion that a transaction with Hershey and Acquisition Sub could be completed relatively quickly and in an orderly manner.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by management of the Company and the Board, including, but not limited to the following:

•	the fact that the Company stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s standalone strategic business plan;

•	the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals and requires payment by the Company of a $31,400,000 termination fee under certain circumstances, including in the event the Merger Agreement is terminated by the Company to accept a superior offer;

•	the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s relationship with its partners and other business relationships and the Company’s ability to attract and retain key management and personnel;

•	the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	the risk of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinion of the Company’s Financial Advisor.

The Company has retained Jefferies as its financial advisor in connection with a potential sale transaction and the Offer and the Merger. In connection with this engagement, the Company requested that Jefferies evaluate the fairness, from a financial point of view, of the $12.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Hershey, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement. On December 17, 2017, at a meeting of the Board held to evaluate the Offer and the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated December 17, 2017, to the Board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the $12.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Hershey, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Board (in its capacity as such) in its evaluation of the per Share cash consideration from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. The opinion did not address the relative merits of the Offer or the Merger contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the Merger. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed an execution version of the Merger Agreement provided to Jefferies on December 17, 2017;

•	reviewed certain publicly available financial and other information regarding the Company;

•	reviewed certain information furnished to Jefferies by the management of the Company relating to the businesses, operations and prospects of the Company, including financial forecasts and estimates provided by the management of the Company;

•	held discussions with members of the senior management of the Company concerning the matters described in the second and third bullets immediately above;

•	considered the results of the discussions undertaken at the direction of the Company with selected third parties to solicit indications of interest in the possible acquisition of the Company;

•	reviewed the stock trading price history and implied trading multiples for the Company and compared them with those of certain publicly traded companies that Jefferies deemed relevant in evaluating the Company;

•	compared the financial terms of the Offer and the Merger with publicly available financial terms of certain other transactions that Jefferies deemed relevant in evaluating the Offer and the Merger; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of the Company that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of the Company or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates (including estimates as to certain tax attributes of the Company on a standalone basis) provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to the Company that Jefferies was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. Jefferies expressed no opinion as to any such financial forecasts or estimates or the assumptions on which they were based. Jefferies relied upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the packaged food industry and snack food sector thereof and the geographic markets in which the Company operates, including with respect to future commodity and raw materials prices and supply, (ii) certain tax receivable contractual arrangements and obligations of the Company, including related tax benefits and the timing and amount of payments thereunder, and (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees, third-party suppliers and co-manufacturers, distributors, retailers and other commercial relationships of the Company. Jefferies assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion.

Jefferies made no independent investigation of any legal, regulatory, accounting or tax matters affecting the Company, the Offer or the Merger, and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and/or the Board, including, without limitation, advice as to legal, regulatory, accounting and tax consequences to the Company and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. In addition, in preparing its opinion, Jefferies did not take into account the impact of any potential or proposed tax reform on the Company or any tax or other consequences of the Offer or the Merger to, or individual circumstances of, any holder of Shares. Jefferies assumed that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, waivers and releases for the Offer and the Merger, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on the Company, the Offer or the Merger or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies also assumed that the final Merger Agreement, when signed by the parties thereto, would be substantially similar to the execution version reviewed by Jefferies.

Jefferies’ opinion was provided for the use and benefit of the Board (in its capacity as such) in its evaluation of the per Share cash consideration from a financial point of view. Jefferies’ opinion did not address the relative merits of the Offer or the Merger contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the Merger or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Offer, the Merger or any term, aspect or implication of any support or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Offer, the Merger or otherwise. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any other matter. In addition, Jefferies expressed no opinion or view with respect to, and Jefferies’ opinion did not address, the individual circumstances of, or allocation or relative fairness among, holders of Shares or any other securities of the Company, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that might be attributable to any such securities or that might distinguish any holders thereof. Jefferies expressed no opinion as to the prices at which Shares or any other securities of the Company might trade or otherwise be transferable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the per Share cash consideration or otherwise. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.

In connection with rendering its opinion to the Board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company, the Offer or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of the Company or its securities.

The per Share cash consideration payable in the Offer and the Merger was determined through negotiations between the Company and Hershey, and the decision by the Company to enter into the Merger Agreement was solely that of the Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the per Share cash consideration and should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer, the Merger or the per Share cash consideration.

Financial Analyses

The following is a summary of the material financial analyses reviewed with the Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of the Company and the following 12 selected publicly traded companies in the packaged food or beverage industries that, given business and financial characteristics, Jefferies considered generally relevant for purposes of analysis, collectively referred to as the selected companies:

•	B&G Foods, Inc.

•	Blue Buffalo Pet Products, Inc.

•	Freshpet, Inc.

•	The Hain Celestial Group, Inc.

•	Hormel Foods Corporation

•	Hostess Brands, Inc.

•	The J. M. Smucker Company

•	Monster Beverage Corporation

•	Pinnacle Foods Inc.

•	Post Holdings, Inc.

•	The Simply Good Foods Company

•	Snyder’s-Lance, Inc.

Jefferies reviewed, among other information, enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on December 15, 2017 plus total debt, preferred equity and non-controlling interests (as applicable) less cash and cash equivalents, as a multiple of calendar year 2017 and calendar year 2018 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) as adjusted for non-cash items, acquisitions and dispositions and one-time non-recurring items, as applicable, (“adjusted EBITDA”). Jefferies also reviewed fully diluted equity values, based on closing stock prices on December 15, 2017, of the selected companies as a multiple, to the extent meaningful, of calendar year 2017 and calendar year 2018 estimated earnings per share (“EPS”). Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

The overall low to high calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples observed for the selected companies were 9.9x to 38.4x (with a median of 14.4x) and 9.1x to 29.4x (with a median of 13.2x), respectively. The overall low to high calendar year 2017 and calendar year 2018 estimated EPS multiples observed for the selected companies were 16.0x to 42.9x (with a median of 27.0x) and 14.5x to 37.3x (with a median of 22.1x), respectively. Jefferies then applied selected ranges derived from the selected companies of calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples of 12.0x to 15.0x and 11.0x to 14.0x, respectively, and selected ranges of calendar year 2017 and calendar year 2018 estimated EPS multiples of 20.0x to 24.0x and 18.0x to 22.0x, respectively, to corresponding data of the Company based on internal estimates of the Company’s management. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:		Per Share Cash Consideration
CY2017E Adjusted EBITDA	CY2018E Adjusted EBITDA
$5.60 - $8.88	$6.39 - $10.15	$12.00

CY2017E EPS	CY2018E EPS
$5.36 - $6.92	$6.33 - $8.18

Selected Precedent Transactions Analysis. Jefferies reviewed, to the extent publicly available, financial information for the following 36 selected transactions involving target companies in the packaged food industry that, given business and financial characteristics of such target companies, Jefferies considered generally relevant for purposes of analysis, collectively referred to as the selected transactions:

Date Closed	Acquiror	Target
Pending	• Mars, Incorporated	• Kind LLC
12/14/17	• Utz Quality Foods, LLC	• Inventure Foods, Inc.
10/27/17	• Kellogg Company	• Chicago Bar Company LLC
10/23/17	• Conagra Brands Inc.	• Angie’s Artisan Treats, LLC
10/02/17	• B&G Foods, Inc.	• Back to Nature Foods Company, LLC
07/07/17	• Conyers Park Acquisition Corp.	• Atkins Nutritionals, Inc.
05/24/17	• Lion Capital LLP	• Lenny & Larry’s, LLC
04/12/17	• Danone S.A.	• The WhiteWave Foods Company
11/04/16	• Gores Holdings, Inc.	• Hostess Brands, LLC
09/02/16	• Amplify Snack Brands, Inc.	• Crisps Topco Limited
05/31/16	• Hormel Foods Corporation	• Justin’s LLC
04/29/16	• Amplify Snack Brands, Inc.	• Boundless Nutrition LLC
02/29/16	• Snyder’s-Lance, Inc.	• Diamond Foods, Inc.
01/15/16	• Pinnacle Foods Inc.	• Boulder Brands, Inc.
12/10/15	• Glanbia plc	• thinkThin LLC
06/29/15	• Campbell Soup Company	• Garden Fresh Gourmet Foods, Inc.
03/19/15	• The Hershey Company	• Krave Pure Foods, Inc.

Date Closed	Acquiror	Target
02/16/15	• Mondelez International, Inc.	• Enjoy Life Natural Brands LLC
11/21/14	• Advent International Corporation	• Noosa Yoghurt, LLC
10/21/14	• General Mills, Inc.	• Annie’s, Inc.
10/01/14	• Post Holdings, Inc.	• Nestlé S.A. (PowerBar® and Musashi® brands)
10/01/14	• TPG Capital LP/TPG Growth	• Angie’s Artisan Treats, LLC
09/02/14	• The J. M. Smucker Company	• Sahale Snacks, Inc.
07/29/14	• TreeHouse Foods, Inc.	• Snacks Parent Corporation
07/11/14	• TA Associates Management, L.P.	• Skinny Pop Popcorn LLC
06/30/14	• Shearer’s Foods, LLC	• S-L Snacks National, LLC
04/23/14	• B&G Foods, Inc.	• Specialty Brands of America, Inc.
03/06/14	• Daniel Lubetzky (Founder)	• Kind LLC
02/03/14	• Post Holdings, Inc.	• Golden Boy Foods Ltd.
10/07/13	• B&G Foods, Inc.	• Rickland Orchards LLC
07/08/13	• B&G Foods, Inc.	• Robert’s American Gourmet Food, LLC
05/28/13	• Post Holdings, Inc.	• Hearthside Food Solutions, LLC
01/31/13	• Hormel Foods Corporation	• Unilever United States Inc. (US-based Skippy® peanut butter business)
10/11/12	• Snyder’s-Lance, Inc.	• Snack Factory, LLC
07/02/12	• Smart Balance, Inc.	• Udi’s Healthy Foods, LLC
05/31/12	• Kellogg Company	• The Procter & Gamble Company (Pringles® business)

Jefferies reviewed transaction values of the selected transactions, calculated, to the extent publicly available, as the purchase prices paid for the target companies’ involved in such transactions plus total debt, preferred equity and non-controlling interests (as applicable) less cash and cash equivalents, as a multiple of latest 12 months adjusted EBITDA and next 12 months estimated adjusted EBITDA as of the applicable announcement dates of such transactions. Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information.

The overall low to high latest 12 months adjusted EBITDA and next 12 months estimated adjusted EBITDA multiples observed for the selected transactions for which information was publicly available were 7.0x to 36.3x (with a mean of 13.5x and a median of 10.7x) and 6.2x to 24.2x (with a mean of 12.8x and a median of 12.7x), respectively. Jefferies then applied selected ranges derived from the selected transactions of latest 12 months adjusted EBITDA and next 12 months estimated adjusted EBITDA multiples of 14.0x to 16.0x and 12.0x to 14.0x, respectively, to the Company’s latest 12 months (as of September 30, 2017) adjusted EBITDA and calendar year 2018 estimated adjusted EBITDA, respectively, based on internal estimates of the Company’s management. This analysis indicated the following approximate implied per Share equity value reference range for the Company, both before and after taking into account the Company’s obligations payable upon a change of control of the Company under its tax receivable agreement (“TRA”), as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:		Per Share Cash Consideration
LTM 9/30/17 Adjusted EBITDA (with TRA)	CY2018E Adjusted EBITDA (with TRA)
$6.95 - $9.13	$6.71 - $9.21	$12.00

LTM 9/30/17 Adjusted EBITDA (without TRA)	CY2018E Adjusted EBITDA (without TRA)
$7.90 - $10.07	$7.65 - $10.15

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the fiscal years ending December 31, 2018 through December 31, 2022, based on internal estimates of the Company’s management. For purposes of this analysis, (i) the estimated present value (approximately $6.1 million) of the Company’s portion (15%) of tax-deductible amortization not subject to the TRA during the fiscal years ending December 31, 2018 through December 31, 2030, and the estimated present value (approximately $1.2 million) of the Company’s potential net operating loss carryforwards expected by the Company’s management to be utilized by the Company during the fiscal years ending December 31, 2018 and December 31, 2019, were taken into account, and (ii) stock-based compensation was treated as a cash expense. The implied terminal value of the Company was derived by applying to the Company’s fiscal year ending December 31, 2022 estimated adjusted EBITDA a selected range of adjusted EBITDA multiples of 12.0x to 14.0x. The present values (as of December 31, 2017) of the cash flows and terminal values were then calculated using a selected discount rate range of 12.5% to 13.5% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$8.20 - $11.01	$12.00

Certain Additional Information

Jefferies observed certain additional publicly available information, which information was not considered part of its financial analyses for its opinion but rather was noted for informational purposes, including the implied premiums paid or proposed to be paid in selected mergers and acquisition transactions announced from January 1, 2012 to December 11, 2017; applying a selected range of implied premiums of approximately 18.1% to 47.1% (reflecting the overall 25th and 75th percentile implied premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions 30 calendar days prior to public announcement of such transactions) to the 30-day volume weighted average price per Share as of December 15, 2017 indicated an overall implied per Share equity value reference range for the Company of approximately $7.42 to $9.24.

Miscellaneous

The Company has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee of approximately $21.5 million, of which a portion was payable upon delivery of Jefferies’ opinion to the Board and approximately $20.5 million is payable contingent upon consummation of the Offer. In addition, the Company agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

As the Board was aware, Jefferies and its affiliates in the past provided, currently are providing and in the future may provide financial advisory and financing services unrelated to the Offer and the Merger to the Company and TA Associates, certain funds of which are significant stockholders of the Company, and certain of their respective affiliates and/or portfolio companies, as the case may be, for which services Jefferies and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Jefferies’ opinion, having acted as (i) in the case of the Company, (a) sole financial advisor in connection with an acquisition, (b) joint lead bookrunning manager for a public offering of Shares and (c) joint lead arranger, bookrunner and administrative agent for certain credit facilities, for which services, as described in as described in clauses (i)(a) through (c) above, Jefferies and its affiliates received an aggregate fee of approximately $12.5 million from the Company, and (ii) in the case of TA Associates and/or certain of its portfolio companies, (a) sole or lead financial advisor in connection with certain sale transactions, (b) co-manager or sole agent in connection with certain equity offerings and (c) sole lead or joint lead arranger for acquisition financing, for which services, as described in clauses (ii)(a) through (c) above, Jefferies and its affiliates received aggregate fees of approximately $40 million from TA Associates and/or certain of its portfolio companies. Although Jefferies and its affiliates have not provided financial advisory or financing services to Hershey in the two-year period prior to the date of Jefferies’ opinion, Jefferies may in the future seek to provide financial advisory and financing services to Hershey and certain of its affiliates, for which Jefferies would expect to receive compensation. In addition, Jefferies maintains a market in the securities of the Company and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company, Hershey, certain portfolio companies of TA Associates and certain of their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities.

Jefferies was selected as the Company’s financial advisor in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and its familiarity with the Company and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose long-term projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods given, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. The Company in the past has provided investors with full-year financial guidance which may cover, among other items, net sales, adjusted earnings before interest expense, income taxes, depreciation and amortization, and adjusted earnings per share, which the Company may update from time to time during the relevant year. In connection with its evaluation of potential strategic alternatives and specifically the Transactions, however, the Company’s management prepared certain internal financial forecasts and estimates of the Company for the fiscal years 2018-2022 (the “Projections”) and provided certain non-public, unaudited prospective financial information, including the Projections summarized below, to the Board and the Company’s financial advisor.

The Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions. The Projections were not prepared with a view toward public disclosure and, accordingly, do not comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). The prospective financial information included in this Schedule 14D-9 offering document has been prepared by, and is the responsibility of, the Company’s management as described above. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, the Company’s management. The Projections were prepared solely for the internal use of the Company and are subjective in many respects. No independent registered public accounting firm has compiled, examined, audited, or performed any procedures with respect to the Projections, or has expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for the accuracy or completeness thereof.

The projected financial data provided in these tables has not been updated since the date of preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. In addition, the projected financial data provided in these tables includes non-GAAP financial measures. These non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. They also should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and the non-GAAP financial measures in these tables are not necessarily comparable with similar titled measures used by other companies. No reconciliation of non-GAAP financial measures in the Projections to GAAP measures was created or used during the strategic process.

The table below presents selected elements of the Projections as prepared by the Company’s management and provided to and approved by the Board on December 1, 2017 and provided to Jefferies for its use and reliance in connection with its financial analyses and opinion to the Board as described above under the heading “ —Opinion of the Company’s Financial Advisor.” The summary below is included solely to give the Company stockholders access to certain long-term financial projections that were made available to the Board and Jefferies, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Projections, while presented with numerical specificity, were based on numerous variables, estimates and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Projections include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. See also the section entitled “—Forward-Looking Statements” in this Schedule 14D-9. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, certain accounting assumptions, timing of business investments, changes in actual or projected cash flows, competitive pressures and changes in tax or other laws or regulations or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. In addition, the Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Projections were prepared and do not give effect to any changes or expenses as a result of the Merger or any effects of the Merger. Accordingly, actual results will differ, and may differ materially, from those contained in the Projections. There can be no assurance that the financial results in the Projections will be realized, or that future actual financial results will not materially vary from those estimated in the Projections.

The inclusion of selected elements of the Projections and accompanying narrative in the tables below should not be regarded as an indication that the Company and/or its affiliates, officers, directors, advisors or other representatives consider the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. None of the Company and/or its affiliates, officers, directors, advisors or other representatives gives any stockholder of the Company or any other person any assurance that actual results will not differ materially from the Projections and, except as otherwise required by law, the Company and its affiliates, officers, directors and other representatives undertake no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9. Hershey expresses no opinion regarding the Projections.

Certain of the measures included in the Projections may be considered non-GAAP financial measures, as noted below. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

Projections ($ millions) (1)

	FYE December 31,
	2018E	2019E	2020E	2021E	2022E
Net Sales	$411	$457	$498	$537	$580
Adjusted EBITDA (2)	$100	$115	$130	$143	$157
Adjusted EBIT (3)	$73	$87	$101	$113	$125
Adjusted Net Operating Profit After Tax (4)	$46	$55	$65	$73	$82
Adjusted Unlevered Free Cash Flow (5)	$51	$57	$60	$75	$84

(1)	This table reflects selected measures from the Projections for the fiscal years 2018 through 2022, as provided by the Company’s management to the Board in connection with its review of a possible transaction and to Jefferies for its use and reliance in connection with its financial analyses and opinion to the Board summarized under “ — Opinion of the Company’s Financial Advisor.”
(2)	Adjusted EBITDA is defined for purposes of the Projections as net income before interest expense, income tax expense, depreciation and amortization; and adjusted for the impact of certain non-recurring transaction, acquisition related and other similar costs, executive recruitment, equity offering related expenses, and equity-based compensation. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
(3)	Adjusted EBIT is defined for purposes of the Projections as net income before interest expense and income tax expense and adjusted for the impact of certain non-recurring transaction, acquisition related and other similar costs, executive recruitment, equity offering related expenses, and equity-based compensation. Adjusted EBIT is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
(4)	Net Operating Profit After Tax (“NOPAT”) for purposes of the Projections is calculated by tax affecting Adjusted EBIT based on estimated tax rates by the Company’s management before any changes in applicable tax laws.
(5)	Unlevered Free Cash Flow is defined for purposes of the Projections as Adjusted EBIT less income tax expense, plus depreciation and amortization, less capital expenditure and changes in net working capital accounts. Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. Assumptions made by the Company’s management in calculating unlevered free cash flows for purposes of the Projections related to net sales growth rates, operating margins, future tax rates, capital investment requirements and working capital metrics. The Company’s management made these assumptions in calculating the unlevered free cash flows for purposes of the Projections because the calculations were intended to be used to demonstrate potential projected amounts of cash generated from an operational perspective in the short- to medium-term and not as a potential valuation metric.

Other Information. The Company also provided certain prospective financial information to Hershey on November 1, 2017 that was prepared by the Company’s management and not with a view towards public disclosure. This prospective financial information consisted principally of revenue and Adjusted EBITDA for the fiscal years 2017 and 2018. This prospective financial information was based on numerous assumptions, including revenue growth, operational efficiencies and strategic brand and infrastructure investments. This prospective financial information reflected financial projections which the Company’s management considered aspirational and non-risk adjusted and, accordingly, this prospective financial information was not considered by the Board in its evaluation of the Transactions and, at the Company’s direction, was not utilized by Jefferies for purposes of its financial analyses and opinion to the Board. The information provided to Hershey included the following non-risk adjusted financial metrics: (a) estimated net sales of $382 million in 2017 and $421 million in 2018 and (b) estimated Adjusted EBITDA of $88 million in 2017 and $107 million in 2018. The inclusion of this information in this document should not be regarded as an indication that the Company and/or its affiliates, officers, directors, advisors or other representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

In addition, each of the directors and executive officers of the Company have entered into a Support Agreement, pursuant to which each has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares as well as any additional Shares that he or she may acquire, to Acquisition Sub in the Offer. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) hereof under the heading “Arrangements between the Company, Hershey and Acquisition Sub – Support Agreements.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Transactions.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares of the Company have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except that the directors and executive officers of the Company, each, in his capacity as a stockholder of the Company, entered into a Support Agreement, dated December 17, 2017, with Hershey and Acquisition Sub, as described under Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) hereof under the heading “Arrangements between the Company, Hershey and Acquisition — Support Agreements.”

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under Item 3 “Past Contacts, Transactions, Negotiations and Agreements— Arrangements with the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•	You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York City time, at the end of January 30, 2018, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about January 2, 2018). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Amplify Snack Brands, Inc.

500 West 5th Street, Suite 900

Austin, Texas 78701

Attention: President and Chief Executive Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Hershey nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Hershey and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 662/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the Transactions (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement and the Transactions.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Hershey, Acquisition Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Hershey, Acquisition Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Hershey and Acquisition Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Acquisition Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Acquisition Sub may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Hershey of its Premerger Notification and Report Form with respect to the Offer, unless Hershey receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the HSR waiting period will be extended. Each of Hershey and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer no later than December 22, 2017 (which the Company and Hershey mutually have agreed to extend to January 2, 2018).

Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. Before or after Hershey’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Hershey or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company 10-K and the Company’s Quarterly Reports on Form 10-Q for the three months ended September 30, 2017.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated January 2, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Hershey and Acquisition Sub on January 2, 2018).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published January 2, 2018, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Amplify Snack Brands, Inc. and The Hershey Company, on December 18, 2017 (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K (File No. 001-37530) filed December 18, 2017).

(e)(1)	Agreement and Plan of Merger, by and among Amplify Snack Brands, Inc., Alphabet Merger Sub, Inc. and The Hershey Company, dated December 17, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37530) filed December 18, 2017).

(e)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37530) filed December 18, 2017).

(e)(3)	Confidentiality Agreement, dated January 23, 2017, between Amplify Snack Brands, Inc. and The Hershey Company.

(e)(4)	Amplify Snack Brands, Inc. 2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Amplify Snack Brands, Inc.’s Form 8-K (File No. 001-37530) filed September 2, 2016.

(e)(5)	Employment Agreement by and between Thomas C. Ennis and the Company, dated as of July 17, 2014 (incorporated by reference to Exhibit 10.3 to the Form DRS (File No. 377-00989) filed April 29, 2015).

(e)(6)	Employment Agreement by and between Brian S. Goldberg and the Company, dated as of September 2, 2014 (incorporated by reference to Exhibit 10.4 to the Form DRS (File No. 377-00989) filed April 29, 2015).

(e)(7)	Employment Agreement by and between Gregory S. Christenson and the Company, dated July 31, 2017, and as amended September 11, 2017.

(e)(8)	Employment Agreement by and between Craig Shiesley and the Company, dated August 14, 2017 and as amended September 11, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 2, 2018

Amplify Snack Brands, Inc.

By:	/s/ Thomas C. Ennis
	Name:	Thomas C. Ennis
	Title:	President and Chief Executive Officer

ANNEX A

Opinion of Jefferies LLC

December 17, 2017

The Board of Directors

Amplify Snack Brands, Inc.

500 West 5th Street, Suite 1350

Austin, Texas 78701

The Board of Directors:

We understand that Amplify Snack Brands, Inc., a Delaware corporation (“Amplify”), The Hershey Company, a Delaware corporation (“Hershey”), and Alphabet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Hershey (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Acquisition Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Amplify (“Amplify Common Stock”) at a purchase price of $12.00 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Acquisition Sub will be merged with and into Amplify (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”) and each outstanding share of Amplify Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Amplify Common Stock (other than Hershey, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version of the Merger Agreement provided to us on December 17, 2017;

(ii)	reviewed certain publicly available financial and other information regarding Amplify;

(iii)	reviewed certain information furnished to us by the management of Amplify relating to the businesses, operations and prospects of Amplify, including financial forecasts and estimates provided by the management of Amplify;

(iv)	held discussions with members of the senior management of Amplify concerning the matters described in clauses (ii) and (iii) above;

(v)	considered the results of the discussions undertaken at the direction of Amplify with selected third parties to solicit indications of interest in the possible acquisition of Amplify;

(vi)	reviewed the stock trading price history and implied trading multiples for Amplify and compared them with those of certain publicly traded companies that we deemed relevant in evaluating Amplify;

(vii)	compared the financial terms of the Transaction with publicly available financial terms of certain other transactions that we deemed relevant in evaluating the Transaction; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Amplify or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management and other representatives of Amplify that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not

The Board of Directors

Amplify Snack Brands, Inc.

December 17, 2017

obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Amplify or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates (including estimates as to certain tax attributes of Amplify on a standalone basis) provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Amplify that we have been directed to utilize in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Amplify as to the future financial performance of Amplify and the other matters covered thereby. We express no opinion as to any such financial forecasts or estimates or the assumptions on which they are based. We have relied upon the assessments of the management of Amplify as to, among other things, (i) the potential impact on Amplify of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the packaged food industry and snack food sector thereof and the geographic markets in which Amplify operates, including with respect to future commodity and raw materials prices and supply, (ii) certain tax receivable contractual arrangements and obligations of Amplify, including related tax benefits and the timing and amount of payments thereunder, and (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees, third-party suppliers and co-manufacturers, distributors, retailers and other commercial relationships of Amplify. We have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, regulatory, accounting or tax matters affecting Amplify or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Amplify and/or the Board of Directors of Amplify (the “Board”), including, without limitation, advice as to legal, regulatory, accounting and tax consequences to Amplify and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. In addition, in preparing this opinion, we have not taken into account the impact of any potential or proposed tax reform on Amplify or any tax or other consequences of the Transaction to, or individual circumstances of, any holder of Amplify Common Stock. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, waivers and releases for the Transaction, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Amplify or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Merger Agreement, when signed by the parties thereto, will be substantially similar to the execution version reviewed by us.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view. Our opinion does not address the relative merits of the Transaction contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Amplify, nor does it address the underlying business decision by Amplify to engage in

The Board of Directors

Amplify Snack Brands, Inc.

December 17, 2017

the Transaction or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any support or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Transaction or otherwise. Our opinion does not constitute a recommendation as to whether any stockholder should tender shares of Amplify Common Stock in the Tender Offer or how any stockholder should act with respect to the Transaction or any other matter. In addition, no opinion or view is expressed with respect to, and this opinion does not address, the individual circumstances of, or allocation or relative fairness among, holders of Amplify Common Stock or any other securities of Amplify, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof. We express no opinion as to the prices at which shares of Amplify Common Stock or any other securities of Amplify may trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Amplify to act as its financial advisor in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Tender Offer. We also may be entitled to an additional fee payable, at Amplify’s discretion, upon consummation of the Transaction. In addition, Amplify has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide financial advisory and financing services unrelated to the Transaction to Amplify and TA Associates Management, L.P. (“TA Associates”), certain funds of which are significant stockholders of Amplify, and certain of their respective affiliates and/or portfolio companies, as the case may be, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted as (i) in the case of Amplify, (a) sole financial advisor in connection with an acquisition, (b) joint lead bookrunning manager for a public offering of Amplify Common Stock, and (c) joint lead arranger, bookrunner and administrative agent for certain credit facilities, and (ii) in the case of TA Associates and/or certain of its portfolio companies, (a) sole or lead financial advisor in connection with certain sale transactions, (b) co-manager or sole agent in connection with certain equity offerings, and (c) sole lead or joint lead arranger for acquisition financing. Although we and our affiliates have not provided financial advisory or financing services to Hershey in the past two years, we may in the future seek to provide financial advisory and financing services to Hershey and certain of its affiliates, for which we would expect to receive compensation. In addition, we maintain a market in the securities of Amplify and, in the ordinary course of business, we and our affiliates may trade or hold securities of Amplify, Hershey, certain portfolio companies of TA Associates and certain of their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Amplify Common Stock (other than Hershey, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

JEFFERIES LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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